FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 29, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange, are the following document:

The Registrant’s Immediate Report, dated October 29, 2003, persuant to the Securities Regulations (Immediate and Periodic reports), 5730-1970.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) BY: /S/Linda Shafir —————————————— Linda Shafir, Adv.

Dated: October 29, 2003

October 29, 2003

To	To	To
The Securities Authority	The Tel Aviv Stock Exchange	The Registrar of Companies
22 Kanfei Nesharim St	54 Ahad Haam St.	97 Jaffa St.
Jerusalem 95464	Tel Aviv 65202	Jerusalem 94340
(by registered mail and by	(by fax: 03-516-0630)	(registered mail)
fax:02-651-3940)

Dear Sir/Madam,

Re: Immediate Report Pursuant to the Securities Regulations
(Immediate and Periodic reports), 5730 - 1970

We hereby notify you that on October 28, 2003, Super-Sol Ltd. (hereafter – “the Company”) resolved to close loss-generating stores. Subsequent to this resolution, and to previous resolutions concerning the closing of additional stores, the Company expects to record in its financial statements for September 30, 2003, a provision for the impairment of assets, a provision for future rental costs and a provision for employee severance payments, in an aggregate amount of between NIS 60 million and NIS 70 million, net after the effect of taxes on income.

The abovementioned data are currently in the process of being examined and are subject to changes, considering, among other matters, that the process of preparing and reviewing the Company’s financial statements as of September 30, 2003 has not yet been completed, and will continue until shortly prior to their approval.

The approval and release of the Company’s financial statements for the period ended September 30, 2003 is scheduled for the beginning of November 2003.

Yours faithfully, BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. General Counsel and Corporate Secretary